Fuseology Creative LLC

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	38,966.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	150.00
American Express	0.00
AMEX #8-21004	0.00
PayPal Credit	155.76
US Bank #9727	411.91
US Bank #9735	0.00
USAA	-594.00
Michael Paul_Personal Loan	11,052.16
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11,175.83**
Net cash provided by operating activities	**$50,142.59**
FINANCING ACTIVITIES	
Salin Bank-Loanme.com	-8,499.16
Members Draw	-26,680.77
Members Draw:Taxes	-2,650.00
Members Equity	-18,137.42
Retained Earnings	9,068.08
Net cash provided by financing activities	**$ -46,899.27**
NET CASH INCREASE FOR PERIOD	**$3,243.32**
Cash at beginning of period	1,031.58
CASH AT END OF PERIOD	**$4,274.90**